

March 14, 2008

<u>Via Facsimile (212) 455-2502 and U.S. Mail</u>

John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Re: The Phoenix Companies, Inc.
Additional Definitive Soliciting Materials
Filed March 13, 2008
File Number 001-16517

Dear Mr. Finley:

We have the following comment on your filing.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us support for the following:

- your disclosure in the first bullet point on page 2 with respect to State Farm's concerns and its intent to vote for your nominees;

- your disclosure in the third bullet point on page 2 regarding Oliver Press's disclosure being misleading;

- your disclosure on page 3 that electing Oliver Press's nominees "may negatively impact the business at a critical time for your company, and may derail our progress toward our ambitious goals on your behalf." In this respect, we note that the Oliver Press nominees would constitute a minority on your board of directors and would be unable, without the support of continuing directors, to implement unilateral changes to your policies or operations.

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions